March 25, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Ms. Kathleen Collins
                  Ms. Melissa Feider

Re:	3Com Corporation
Form 10-K for the Fiscal Year Ended May 31, 2008
Filed July 25, 2008
Form 8-K filed on December 18, 2008
File No. 000-12867
Ladies and Gentlemen:
     We refer to Ms. Collins’ letter dated March 16, 2009 which sets forth the comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended May 31, 2008 of 3Com Corporation (the “Company”). The Company hereby requests additional time to respond to the Staff’s comment. The Company intends to respond to the Staff’s comment by April 10, 2009.
     If you have any questions, please do not hesitate to call the undersigned at (508) 323-1394.

Sincerely,
/s/ JAY ZAGER
Jay Zager
Executive Vice President, Chief Financial Officer 3Com Corporation